SCHEDULE 13G
Amendment No. 5
Countrywide Credit Industries, Inc.
Common Stock $.05 par value


Cusip #:  222-372-10-4
Item 1:  Reporting Person - Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  3,661,683
Item 7:  -0-
Item 8:  3,661,683
Item 9:  3,661,683
Item 11: 3.4%
Item 12: IA


Cusip #: 222-372-10-4
Item 1:  Reporting Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  2,338,317
Item 7:  -0-
Item 8:  2,338,317
Item 9:  2,338,317
Item 11: 2.2%
Item 12: IA


Cusip #: 222-372-10-4
Item 1:  Reporting Person - Julian
H. Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  6,032,246
Item 7:  -0-
Item 8:  6,032,246
Item 9:  6,032,246
Item 11: 5.6%
Item 12: IN


Item 1(a) Countrywide Credit
Industries, Inc.

Item 1(b) 4500 Park Granada,
Calabasas, CA 91302

Item 2(a) This statement is filed
on behalf of Tiger Management
L.L.C. ("TMLLC") and Tiger
Performance L.L.C. ("TPLLC").


Julian H. Robertson, Jr. is the
ultimate controlling person of
TMLLC and TPLLC.


Item 2(b). The address of each
reporting person is 101 Park
Avenue, New York, NY 10178


Item 2(c). Incorporated by
reference to item (4) of the cover
page pertaining to each reporting
person.

Item 2(d). Common Stock $.05 par
value

Item 2(e). 222-372-10-4

Item 3. TMLLC and TPLLC
are investment advisers registered
under Section 203 of the Investment
Advisers Act of 1940.

Item 4.  Ownership as
of December 31, 1997 is
incorporated by reference to items
(5) - (9) and (11) of the cover
page pertaining to each reporting
person.
Item 5.  Not applicable

Item 6.  Not applicable

Item 7.  Not applicable

Item 8.  Not applicable


Item 9.  Not applicable

Item 10.   By signing below, I
certify that, to the best of my
knowledge and belief, the
securities referred to above were
acquired in the ordinary course of
business and were not acquired for
the purpose of and do not have the
effect of changing or influencing
the control of the issuer of such
securities and were not
acquired in connection with or as a
participant in any transaction
having such purpose or effect.

After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the information set
forth in this statement is true,
complete and correct.

February 13, 1998

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman, Chief Financial
Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95

AGREEMENT

The undersigned agree that this
Amendment No. 5 to Schedule 13G
dated February 13, 1998 relating to
shares of common stock of
Countrywide Credit Industries, Inc.
shall be filed on behalf of each of
the undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman

Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95